EXHIBIT 12.1
Juniper Networks, Inc.
Statements of Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Year Ended December 31,
	2006 (a)	2005 (b)	2004 (b)	2003 (b)	2002 (c)
		As Restated (d)	As Restated (d)	As Restated (d)	As Restated (d)
Earnings for Computation of Ratio:

Pre-tax (loss) income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(897.0)	$497.5	$208.1	$39.6	$(163.2)

Distributed income from equity investee	—	—	—	—	1.3

Fixed charges	13.5	12.4	13.0	45.9	60.7

Total earnings (losses)	$(883.5)	$509.9	$221.1	$85.5	$(101.2)

Fixed Charges:

Interest expensed and debt cost amortization	$1.4	$1.5	$4.1	$38.0	$55.6

Estimate of interest within rental expense	12.1	10.9	8.9	7.9	5.1

Total fixed charges	$13.5	$12.4	$13.0	$45.9	$60.7

Ratio of earnings to fixed charges	—	41.3	17.0	1.9	—

(a)	The pre-tax losses from continuing operations for the year end December 31, 2006 are not sufficient to cover fixed charges by a total of approximately $897.0 million. As a result, the ratio of earnings to fixed charges has not been computed for this period.

(b)	For these ratios, “earnings” represents (i) income before taxes before adjustment for minority interests in equity investees and (ii) fixed charges.

(c)	The pre-tax losses from continuing operations for the year end December 31, 2002 are not sufficient to cover fixed charges by a total of approximately $161.9 million. As a result, the ratio of earnings to fixed charges has not been computed for this period.

(d)	See Note 2, “Restatement of Consolidated Financial Statements,” to Consolidated Financial Statements of this Form 10-K.